SWAV Enterprises Ltd.
168 - 919 Centre Street NW
Calgary, AB T2E 2P6
403-288-8103

March 20, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100F Street North East
Washington, DC 20549-7010
United States of America

Attention:	H. Christopher Owings, Assistant Director
Mara Ransom, Legal Branch Chief

Dear Sirs:

	Re:	SWAV Enterprises Ltd.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed March 3, 2008
File No. 333-146748

     Thank you for your voicemail message of March 17, 2008 with respect to the Amendment No. 2 to Form S-1 (the “Form S-1”) filed by SWAV Enterprises Ltd. (the ”Company”). Further to the subsequent telephone discussion between you and our legal counsel, we have amended the entire Form S-1 to revised all references to Form SB-2 to Form S-1 as required under SEC Release No. 33-8876. We enclose a blacklined copy of our amendment to the Form SB-1 for your review and approval. Should you have any questions, please do not hesitate to contact the our attorney, Larry Yen, directly at (604) 891-7715.

Yours truly,

SWAV ENTERPRISES LTD.

Per: /s/ Pui Shan Lam

Pui Shan Lam

Encl.